FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 31, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

2

NEWS RELEASE

ELD No. 05-05

TSX: ELD   AMEX: EGO

May 31, 2005

ELDORADO TO BECOME SIGNIFICANT GOLD PRODUCER IN CHINA THROUGH ACQUISITION OF AFCAN MINING CORPORATION

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, the “Company” or “we”) and Afcan Mining Corporation (“Afcan”) (TSX: AFK) today announced that they have entered into an agreement whereby Eldorado will acquire all of the issued and outstanding shares of Afcan.  Afcan is an emerging gold producer that owns an 85% interest in Tanjianshan Gold Project in Qinghai Province in Western China.  The transaction will join Eldorado’s development, operations and financial strength with Afcan’s high quality Tanjianshan development and exploration project to create one of the leading gold producers in China.

Under the terms of the agreement, Afcan shareholders will receive one common shares of Eldorado for every six and one-half (6.5) common shares of Afcan.  Based on the 30-day volume weighted average trading price for Eldorado common shares on the Toronto Stock Exchange of Cdn$2.88, the transaction values each Afcan share at Cdn$0.44, a premium of 25% to Afcan shareholders based on Afcan’s 30-day volume weighted average trading price.  Eldorado will issue approximately 20.4 million common shares under the transaction such that at closing it will have approximately 296.9 million common shares outstanding.  In addition, Eldorado will issue one Eldorado warrant for every 6.5 outstanding Afcan warrants.  Each Eldorado warrant will have an exercise price equal to 6.5 times the exercise price of the Afcan warrant in respect of which such Eldorado warrant was exchanged and will have a term to expiry which is the same as such Afcan Warrant.  All other terms and conditions of the Eldorado warrants will be substantially similar to those of the Afcan warrants.

The Board of Directors of each company has unanimously approved the transaction.  Certain shareholders, officers and directors of Afcan, holding approximately 37% of the outstanding shares of Afcan, have agreed to enter into lock-up and support arrangements with Eldorado under which they will vote in favor of the transaction.  If Afcan terminates the transaction as a result of a superior offer, Eldorado will receive a break fee of Cdn$2.0 million.

The transaction is expected to close no later than September 23, 2005 and is subject to, amongst other things, typical closing conditions, approval by Afcan shareholders and regulatory authorities and confirmatory due diligence by Eldorado within 30 days.

A feasibility study compiled by independent consultants, RSG Global Pty. Ltd., in April 2005 estimates the Tanjianshan Project to contain proven and probable reserves of 944,000 ounces (6.0 million tonnes @ 4.9 grams per tonne).  The feasibility study projects total gold production of 842,000 ounces over an eight year mine life with an Internal Rate of Return of 32%.  Detailed engineering, design and procurement have commenced and gold production is expected to begin in the first quarter of 2007.

“This combination with Afcan contributes significantly to our strategy for China and is beneficial for shareholders of both companies.” said Paul Wright, President and Chief Executive Officer of Eldorado.  “Afcan shareholders receive a premium offer for their shares and an ensured timely development of the Tanjianshan Project.  For Eldorado, the Tanjianshan Project represents a low cost, low risk entry into China that offers both immediate and long term value creation.  We are extremely excited with the Tanjianshan Project, where we see significant opportunities to increase the reserve base as well as to improve project performance beyond the existing feasibility study.  In addition, the prospective land position adjacent to the project has clearly established itself as being meritous of further exploration investment.”

David Netherway, President & CEO of Afcan commented, “This transaction ensures that the financing and construction of the Tanjianshan Gold Project is secure and will continue on schedule without further dilution to our shareholders at current market prices.  Eldorado will become one of the leading gold producers in China with a stronger and more diversified production profile for the coming years.”

Mr. Wright added, “This transaction is accretive on key financial metrics and significantly increases gold leverage per Eldorado share both in terms of reserves and production.  Eldorado remains a pure gold company with no debt and is 100% unhedged.”  In addition, he stated, “The addition of the Tanjianshan Project enhances Eldorado’s industry leading growth profile with annual production expected to grow to approximately 600,000 ounces by 2008 without further equity dilution.”

Orion Securities Inc. acted as financial advisor to Eldorado.  Afcan has retained Westwind Partners Inc. as its exclusive financial advisor.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. Eldorado’s international expertise in mining, finance and project development, together with highly skilled and dedicated staff, is well positioned to grow in value as the Company creates and pursues new opportunities.

Afcan is a mining company focused on the exploration and development of gold and base metal deposits.  Afcan’s principal property asset, the Tanjianshan Gold Project, is located approximately 80 kilometers northwest of Daichaidan in Qinghai Province (northwest China).  A feasibility study has been completed on the project and is filed under Afcan’s name on SEDAR (www.sedar.com).  Afcan also possesses a number of other gold exploration licenses in West Africa.

Eldorado will host a conference call to discuss this transaction today, May 31, 2005, at 11:00 a.m. EST (8:00 a.m. PST).  You may participate in the conference by dialing 416-405-9328 in Toronto or 1-800-387-6216  toll free in North America and asking for the Eldorado Conference Call.  The call and presentation materials will be available on Eldorado’s website www.eldoradogold.com.  A replay of the call will be available for one week by dialing 416-695-5800 in Toronto or 1-800-408-3053 toll  free in North America and entering the conference ID number 3155474#.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made in this release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the anticipated benefits of the proposed business combination, estimates relating to mineral reserves, future gold production and mine life, and other statements regarding future events on the Company’s or Afcan’s  properties, or otherwise relating to the Company or Afcan.  Forward-looking statements are subject to a variety of risks and uncertainties including but not limited to gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form,  Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).

Afcan Mining Corporation’s shares trade on the Toronto Stock Exchange (TSX:AFK).

The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

David Netherway, President &

Afcan Mining Corporation

Chief Executive Officer

141 Adelaide Street West

Phone: 416-360-3404

Suite 850

Benoit LaSalle, Chairman

Toronto, Ontario M5H 3L5

Phone: 514-744-4408

Website: www.afcan-mining.com

Email info@afcan-mining.com